COLFAX CORPORATION
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

February 21, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is provided that Colfax Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on February 21, 2019.

Sincerely,

Colfax Corporation

/s/ Christopher Hix
Christopher Hix Senior Vice President, Chief Financial Officer & Treasurer